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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 Under the Securities Exchange Act of 1934
(Amendment No. _)

JARDINE FLEMING CHINA REGIONAL FUND
(Name of Issuer)

Common Stock
(Title of Class of Securities)

471110106
(CUSIP Number)

April 8, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)

☑ Rule 13d-1(c)

 Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CARROUSEL FUND LTD. NO I.R.S. IDENTIFICATION NO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 343,949
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 343,949
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.44%
12	TYPE OF REPORTING PERSON CO; IV*

*  Not registered under the Investment Company Act of 1940.

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CARROUSEL CAPITAL LTD. NO I.R.S. IDENTIFICATION NO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 343,949
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 343,949
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.44%
12	TYPE OF REPORTING PERSON CO, IA**

**Not registered under the Investment Advisers Act of 1940.

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRUNO SANGLE FERRIERE N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.44%
12	TYPE OF REPORTING PERSON IN

Item 1. (a). Name of Issuer: JARDINE FLEMING CHINA REGIONAL FUND

(b). Address of Issuer's Principal Executive Offices:

Jardine Fleming Management
100 Pratt Street
Baltimore, MD 21202

Item 2. (a). Name of Persons Filing:

     This Statement is being filed jointly by (i) Carrousel Fund Ltd., a Cayman Islands company; (ii) Carrousel Capital Ltd., a United Kingdom corporation; and (iii) Bruno Sanglé-Ferrière, a French citizen deemed to have a controlling interest in Carrousel Capital Ltd. (Carrousel Fund Ltd., Carrousel Capital Ltd., and Sanglé-Ferrière are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons").

(b). Address of Principal Business Office for Each of the Above:

     (i) Carrousel Fund Ltd. - The address of the Fund's principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

     (ii) Carrousel Capital Ltd. - The address of Carrousel Capital Ltd's principal business and principal office is 3A Harrington Road, London SW7 3ES, United Kingdom.

     (iii) Bruno Sanglé-Ferrière - Mr. Sanglé-Ferrière's principal address is 3A Harrington Road, London SW7 3ES, United Kingdom.

(c). Citizenship or Place of Organization:

     (i) Carrousel Fund Ltd. - Cayman Islands.

     (ii) Carrousel Capital Ltd. - United Kingdom.

     (iii) Bruno Sanglé-Ferrière - France.

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 471110106

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act;
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment  Company Act of 1940;
(j) [X] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

Item 4. Ownership.

(a). Amount beneficially owned:

(i) Carrousel Fund Ltd. - 343,949

(ii) Carrousel Capital Ltd. - 343,949

(iii) Bruno Sanglé-Ferrière - 343,949

(b). Percent of class:

(i) Carrousel Fund Ltd. - 7.44%

(ii) Carrousel Capital Ltd.1 - 7.44%

(iii) Bruno Sanglé-Ferrière2 - 7.44%

(c). Number of shares as to which such person has:

(1) Sole power to vote or to direct the vote:

(i) Carrousel Fund Ltd. - 0

(ii) Carrousel Capital Ltd.1 - 0

(iii) Bruno Sanglé-Ferrière2 - 0

_____________________________________
 1  Carrousel Capital Ltd. is the investment manager of Carrousel Fund Ltd., subject to the overall control of the Board of Directors of the Fund, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

2  Sangle-Ferriere is deemed to posses a controlling interest in Carrousel Capital Ltd. and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(2) Shared power to vote or to direct the vote:

(i) Carrousel Fund Ltd. - 343,949

(ii) Carrousel Capital Ltd.1 - 343,949

(iii) Bruno Sanglé-Ferrière2 - 0

(3) Sole power to dispose or to direct the disposition of :

(i) Carrousel Fund Ltd. - 0

(ii) Carrousel Capital Ltd.1 - 0

(iii) Bruno Sanglé-Ferrière2 - 0

(4) Shared power to dispose or to direct the disposition of:

(i) Carrousel Fund Ltd. - 343,949

(ii) 9; Carrousel Capital Ltd.1 - 343,949

(iii) Bruno Sanglé-Ferrière2 - 0

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

This Statement is being filed jointly by (a) Carrousel Fund Ltd., a Cayman Islands company; (b) Carrousel Capital Ltd., a United Kingdom corporation; and (c) Bruno Sanglé-Ferrière, a French citizen. Carrousel Capital Ltd. is the investment manager of Carrousel Fund Ltd., subject to the overall control of the Board of Directors of the Fund, and thus could be deemed to share the power to vote and dispose or direct the disposition of Shares. Bruno Sanglé-Ferrière is deemed to posses a controlling interest in Carrousel Capital Ltd. and thus could be deemed to share the power to vote and dispose or direct the disposition of Shares.

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                            CARROUSEL FUND, LTD.

Date: April 21, 2003                                                                         By: /s/ Christopher D. Christian
                                                                                                           Christopher D. Christian
                                                                                                           Attorney-in-Fact*

                                                                                                            CARROUSEL CAPITAL LTD.

Date: April 21, 2003                                                                         By: /s/ Christopher D. Christian
                                                                                                           Christopher D. Christian
                                                                                                           Attorney-in-Fact*

                                                                                                           BRUNO SANGLE-FERRIERE

Date: April 21, 2003                                                                         By: /s/ Christopher D. Christian
                                                                                                           Christopher D. Christian
                                                                                                           Attorney-in-Fact*

*Pursuant to Power of Attorney filed herein.

EXHIBIT 1 - AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of THE JARDINE FLEMING CHINA REGION FUND, and that this Agreement be included as an attachment to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 21st day of April, 2003.

                                                                                                            CARROUSEL FUND, LTD.

Date: April 21, 2003                                                                         By: /s/ Christopher D. Christian
                                                                                                            Christopher D. Christian
                                                                                                            Attorney-in-Fact*

                                                                                                            CARROUSEL CAPITAL LTD.

Date: April 21, 2003                                                                         By: /s/ Christopher D. Christian
                                                                                                            Christopher D. Christian
                                                                                                            Attorney-in-Fact*

                                                                                                            BRUNO SANGLE-FERRIERE

Date: April 21, 2003                                                                         By: /s/ Christopher D. Christian
                                                                                                            Christopher D. Christian
                                                                                                            Attorney-in-Fact*

*Pursuant to Power of Attorney filed herein.

EXHIBIT 2 - POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Christopher D. Christian, Michael J. McDonough and Jasmine Yennek, and each of them his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Carrousel Fund, Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Date:   April 16, 2003                                                                   /s/Pierre Alexis Cosandier
                                                                                                        Pierre Alexis Cosandier
                                                                                                        Director, Carrousel Fund, Ltd.

EXHIBIT 3 - POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Christopher D. Christian, Michael J. McDonough and Jasmine Yennek, and each of them his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Carrousel Capital Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Date:  April 16, 2003                                                                       /s/Bruno Sangle-Ferriere

                                                                                                            BRUNO SANGLE-FERRIERE

                                                                                                            Carrousel Capital Ltd.

EXHIBIT 4 - POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Christopher D. Christian, Michael J. McDonough and Jasmine Yennek, and each of them his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Bruno Sangle-Ferriere and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Date:  April 16, 2003                                                                     /s/ Bruno Sangle-Ferriere

                                                                                                        BRUNO SANGLE-FERRIERE